SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

Unofficial English Translation:

Bogota, May 10 of 2011

Mr.

JAVIER GENARO GUTIERREZ PEMBERTHY

President

Ecopetrol S.A.

Re: Request for withdrawal of Senate Bill 207 of 2010

Dear Sir:

I would like to bring to your attention and that of the market the request submitted by this Ministry to the Honorable Congress of the Republic of Colombia for the withdrawal of Senate Bill 207 of 2010 “ regarding  the sale of a share of the interest held by the Nation in Ecopetrol S.A.”

Sincerely,

Signed by Dr. Juan Carlos Echeverry Garzon,

Minister of Finance and Public Credit

HACIA UN MINISTERIO AGIL, ACERTADO Y CONFIABLE Carrera 8 No 6 – 64 Bogotá D.C PBX 381 1700 www.minhacienda.gov.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 10, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer